Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com
March 5, 2026

Via Correspondence

U.S. Securities and Exchange Commission 100 F Street, NE
Washington, DC 20549

Attn: Anu Dubey
Division of Investment Management

Re: Brighthouse Life Insurance Company
Brighthouse Retirement Account Annuity
Post-Effective Amendment No. 1 to the Registration Statement on Form N-4
File No. 333-290025

Dear Ms. Dubey,

On behalf of Brighthouse Life Insurance Company (the “Company”), we are responding to the comments you conveyed to the undersigned on February 6, 2026, with regard to the Company’s above-referenced filing (the “Amendment”). This letter has been filed as Correspondence and the
Company will make corresponding revisions to the Amendment in response to the staff’s comments. Changes made to the Amendment in response to the staff’s comments will be reflected in a subsequent post-effective amendment. Changed pages will be provided to the staff as a courtesy.

For your convenience, each of the staff’s comments are repeated below, followed by the
Company’s responses. Page numbers refer to the prospectus page numbers in the blackline of the as-filed Correspondence.

1.  Comment: On p. 7 of the prospectus, in the last added sentence of the “Accessing Your
Money” paragraph, please also add that “[t]he reduction may be more than the amount withdrawn,” similar to the edit in the KIT on p. 11.

Response: The Company has made the requested revision. 2. Comment: On p. 9 in the KIT, delete “from the fixed account” per comment 5(c) of the previous comment letter.

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Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

Response: The Company has made the requested revision.

3.  Comment: On p. 10 in the “Are there Ongoing Fees and Expenses?” row of the KIT, please confirm supplementally that the current charge for this optional benefit is really
3.00%, given that footnote (2) to the Annual Contract Expenses table in the Fee Table states that the charge is up to 3.00%, which suggests that the current charge may be lower than 3.00%. Also, on p. 28, disclosure states that the 3.00% charge will vary based on market conditions. If 3.00% is not the current charge, please add the current charge to the table.

Response: The Company confirms that current charge for the Variable Annuitization
Floor Benefit is 3.00% and has revised footnote (2) to the Annual Contract Expenses table in the Fee Table to reflect the current charge.

4.  Comment: On p. 10 in the “Are there Ongoing Fees and Expenses?” row of the KIT, please add “no surrender charges” as a bullet in both columns of the lowest and highest annual cost table. The staff acknowledges the Company’s response to comment 7(b) of the previous comment letter and the staff’s view is that this bullet is a Form requirement.

Response: The Company has made the requested revision.

5.  Comment: On p. 11 in the third bullet of the “Is This a Short-Term Investment?” row of the KIT, please replace “may” with “will,” per the global comment made in the previous comment letter.

Response: The Company has made the requested revision.

6.  Comment: On p. 12 in the fourth bullet of the “Are There Restrictions on the Investment
Options?” row of the KIT, please list the special limitations on transfers to and from the
Fixed Account, rather than only providing an example.

Response: The Company has made the requested revision.

7.  Comment: On p. 32, in both no. “2’s” on the page, please provide the staff with final disclosure regarding the state variations to be included in the 485(b), including any appendix that describes the variations, and all cross references to be included throughout the prospectus, even if there are blanks in the appendix. The staff needs to see what will be disclosed since this is a template filing. The appendix does not need to be filled in; the staff just wants to see what the disclosure will look like.

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Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

Response: The Company’s response to this comment will be provided to the staff supplementally. The Company has added a state variations appendix and appropriate cross-references throughout the prospectus.

8.  Comment: In the last paragraph on p. 32, and in the first paragraph on p. 33, please disclose the minimum rate permitted under state law for Connecticut, per Item 8(a) of
Form N-4.

Response: The Company has made the requested revisions.

9.  Comment: On p. 38, in the third sentence of the first paragraph under “Access to Your
Money,” please add “full and partial” before the word “withdrawals” at the beginning of the sentence, per comment 21 of the previous comment letter. Additionally, in the second-to-last sentence of the same paragraph, please also add the word “loans” in the list of contract benefits, and then also insert “including the optional death benefit” after “and other Contract benefits.”

Response: The Company has made the requested revisions.

10. Comment: The response to comment no. 21 of the previous comment letter states that
“[d]isclosure stating how withdrawals are allocated in absence of instructions is already disclosed in this paragraph.” On p. 38, in the second paragraph under “Access to Your
Money,” please disclose from where withdrawals will be made on a pro rata basis. See
Item 12 of Form N-4.

Response: The Company has made the requested revision. 11. Comment: On p. 48 at the end of the first paragraph under “Maturity Date,” please disclose all material state variations.

Response: The Company deleted the sentence “Not all options may be available in all states” because the statement is inapplicable.

12. Comment: On p. 53 under “Right to Return,” please disclose material state variations with regard to the right to return.

Response: The Company added a cross-reference to the state variations appendix.

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Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

13. Comment: On p. 53 in the last sentence under “Right to Return,” please remove the reference to the Contract and revise the sentence to reference the prospectus section where specific state variations are disclosed.

Response: The Company has made the requested revision.

* * *

We appreciate the staff’s review of and comments on this Amendment. If you have any additional questions or concerns, please contact the undersigned by telephone at (212) 389-5080, or by email at dodiekent@eversheds-sutherland.com.

Very truly yours, /s/ Dodie C. Kent

Dodie C. Kent
Partner, Eversheds Sutherland (US) LLP

cc: Michele H. Abate, Head of Securities Products & Funds Law, Brighthouse Financial Alyson Saad, Managing Corporate Counsel, Brighthouse Financial

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